Filed by AdTheorent, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AdTheorent, Inc.

(Commission File No. 001-40116)

The following is a press release issued by AdTheorent on August 24, 2021.

AdTheorent Holding Company, LLC Announces Second Quarter 2021 Results

Revenue Increased 89% Year-Over-Year; Revenue Less TAC* Increased 94% Year-Over-Year

Raises Full Year 2021 Outlook

NEW YORK and CHICAGO, August 24, 2021 – AdTheorent Holding Company, LLC (“AdTheorent” or “the Company”), a programmatic digital advertising leader using advanced machine learning technology and solutions to deliver real-world value for advertisers and marketers, today announced financial highlights for the second quarter ended June 30, 2021.

Second Quarter 2021 Financial Highlights

●	Revenue increased $18.8 million or 89% to $39.9 million, from $21.1 million in the second quarter 2020
●	Revenue Less TAC* increased $12.9 million or 94% to $26.7 million, from $13.7 million in the second quarter 2020
●	Net income increased by $3.2 million to $1.4 million, from negative $1.9 million in the second quarter 2020
●	Adjusted EBITDA* grew by $10.5 million to $12.0 million, from $1.6 million in the second quarter 2020

Financial Outlook

As a result of the record first half 2021 revenue performance and positive business trends expected for the balance of the year, AdTheorent is raising its outlook for full-year 2021 revenue to at least $161.6 million, compared to its prior outlook for 2021 revenue of $157.7 million, and it is raising its outlook for full-year 2021 Revenue Less TAC* to at least $106.2 million, compared to its prior outlook for 2021 Revenue Less TAC* of $102.4 million.

Jim Lawson, Chief Executive Officer of AdTheorent stated, “Our accelerated growth in the second quarter of 2021 demonstrates the power of AdTheorent Predictive Advertising and the measurable value we provide to advertisers seeking top campaign performance using privacy-forward targeting methods. We have never been more optimistic about the business and our growing market opportunity, and we are confident we can drive long-term durable growth and redefine how digital ads are targeted. As a result, we are raising our 2021 outlook to 34.5% growth in Revenue Less TAC* versus 29.7% previously.”

*Non-GAAP measure; complete definitions of AdTheorent’s non-GAAP measures are provided herein under “Non-GAAP Financial Measures.”

Business Combination

On August 23, 2021, MCAP Acquisition Corporation (NASDAQ: MACQ) (“MCAP”), a publicly-traded special purpose acquisition company, sponsored by an affiliate of Chicago-based asset manager Monroe Capital LLC, filed its preliminary proxy statement / prospectus with the Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with AdTheorent, which includes AdTheorent’s complete second quarter 2021 financial results. Upon closing of the transaction, the combined company will be named AdTheorent and it is expected to remain listed on the NASDAQ Capital Market under the new ticker symbol “ADTH.”

About AdTheorent

AdTheorent uses advanced machine learning technology and solutions to deliver impactful advertising campaigns for marketers. AdTheorent's industry-leading machine learning platform powers its predictive targeting, geo-intelligence, audience extension solutions and in-house creative capability, Studio A\T. Leveraging only non-sensitive data and focused on the predictive value of machine learning models, AdTheorent's product suite and flexible transaction models allow advertisers to identify the most qualified potential consumers coupled with the optimal creative experience to deliver superior results, measured by each advertiser's real-world business goals.

AdTheorent is consistently recognized with numerous technology, product, growth and workplace awards.  AdTheorent was awarded "Best AI-Based Advertising Solution" (AI Breakthrough Awards) and "Most Innovative Product" (B.I.G. Innovation Awards) for four consecutive years.  Additionally, AdTheorent is the only five-time recipient of Frost & Sullivan's "Digital Advertising Leadership Award." AdTheorent is headquartered in New York, with fourteen offices across the United States and Canada.  For more information, visit adtheorent.com.

About MCAP Acquisition Corporation

MCAP Acquisition Corporation raised $316 million in March 2021 and its securities are listed on the NASDAQ Capital Market under the ticker symbols “MACQU,” “MACQ” and “MACQW.” MCAP is a blank check company organized for the purpose of effecting a merger, capital stock exchange, asset acquisition, or other similar business combination with one or more businesses or entities. MCAP is sponsored by an affiliate of Monroe Capital LLC (“Monroe Capital”), a boutique asset management firm specializing in investing across various strategies, including direct lending, asset-based lending, specialty finance, opportunistic and structured credit, and equity. Monroe Capital is headquartered in Chicago and maintains offices in Atlanta, Boston, Los Angeles, Naples, New York, and San Francisco.

MCAP is the third SPAC in which Monroe has participated as a sponsor. In 2018, Monroe co-sponsored Thunder Bridge Acquisition, Ltd. and supported its successful business combination with Repay Holdings Corporation (NASDAQ: RPAY). In 2019, Monroe co-sponsored Thunder Bridge Acquisition II, Ltd. and supported its successful business combination with indie Semiconductor (NASDAQ: INDI).

MCAP is led by Chairman and Chief Executive Officer Theodore Koenig, who is President, CEO & Founder of Monroe Capital and has been the CEO and Chairman of Monroe Capital Corporation (NASDAQ: MRCC) since 2011. He is joined by Co-President Zia Uddin, who is a Partner at Monroe Capital; Co-President Mark Solovy, who serves as a Managing Director and Co-Head of the Technology Finance Group at Monroe Capital; and CFO Scott Marienau, who is the CFO of Monroe Capital’s management company.

As of July 1, 2021, Monroe Capital had approximately $10.3 billion in assets under management. Monroe Capital’s assets under management are comprised of a diverse portfolio of over 475 current investments. From Monroe Capital’s formation in 2004 through March 31, 2021, Monroe Capital’s investment professionals have invested in over 1,450 loans and related investments in an aggregate amount of $21.5 billion, including over $6.1 billion in 330 software, technology-enabled and business services companies.

To learn more please, visit www.mcapacquisitioncorp.com. The information that may be contained on or accessed through this website is not incorporated into this release.

Cautionary Language Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually may be identified by through the use of words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “may,” “believe,” “intend,” “plan,” “projection,” “outlook” or the negative of these terms or other comparable terminology and in this press release include, but are not limited to, future opportunities for AdTheorent and MCAP, AdTheorent’s financial guidance for the full year 2021 and, the proposed business combination between MCAP and AdTheorent, including the expected listing on Nasdaq. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of MCAP’s stockholders; the failure to achieve the minimum amount of cash available following any redemptions by MCAP stockholders; redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the digital advertising markets in which AdTheorent competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions; risk that AdTheorent may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; and risk that AdTheorent may not be able to develop and maintain effective internal controls.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about MCAP and AdTheorent or the date of such information in the case of information from persons other than MCAP or AdTheorent, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding AdTheorent’s industry and markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Non-GAAP Financial Measures

This press release also includes certain non-GAAP financial measures that AdTheorent’s management uses to evaluate its operations, measure its performance and make strategic decisions, including Revenue Less TAC and Adjusted EBITDA. Revenue Less TAC is defined as GAAP revenue less the following costs incurred to execute customer campaigns: advertising inventory, third party inventory validation and measurement, and data (collectively referred to as “traffic acquisition costs” or “TAC”). Adjusted EBITDA is defined by us as net income (loss), before interest expense, net, depreciation, amortization and income tax expense, and Adjusted EBITDA is defined as EBITDA before stock compensation expense, transaction costs, management fees, non-core operations and other potential non-recurring items. We believe that Revenue Less TAC and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating AdTheorent’s operating results in the same manner as management. However, Revenue Less TAC and Adjusted EBITDA are not financial measures calculated in accordance with GAAP and should not be considered as substitutes for revenue, net income, operating profit or any other operating performance measures calculated in accordance with GAAP.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information About the Proposed Business Combination and Where to Find It

For additional information on the proposed transaction, see MCAP’s Current Report on Form 8-K, which will be furnished to the SEC concurrently with the issuance of this press release. In connection with the proposed transaction, MCAP filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a proxy statement/prospectus, and will file other documents regarding the proposed transaction with the SEC. MCAP’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AdTheorent, MCAP and the proposed business combination. Promptly after the Form S-4 is declared effective by the SEC, MCAP will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the business combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of MCAP are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by MCAP with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to MCAP Acquisition Corporation, 311 South Wacker Drive, Suite 6400, Chicago, Illinois 60606.

Participants in the Solicitation

MCAP, AdTheorent and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from MCAP’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in MCAP will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about MCAP’s directors and executive officers and their ownership of MCAP common stock is set forth in MCAP’s prospectus, dated February 25, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation (including AdTheorent and its members and executive officers) will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge as indicated above.

Contact Information

For AdTheorent:

Investor Relations:
April Scee

AdTheorentIR@icrinc.com

Media Relations:

AdTheorentPR@icrinc.com

For Monroe Capital:

Investor Relations:
Theodore L. Koenig

Monroe Capital LLC

312-523-2360

tkoenig@monroecap.com

Media Relations:

Caroline Collins
BackBay Communications
617-963-0065
caroline.collins@backbaycommunications.com

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